Exhibit 99.1

THE DESCARTES SYSTEMS GROUP INC.

COMMON SHARES

UNDERWRITING AGREEMENT

June 26, 2014

June 26, 2014

To the Managers named in Schedule I hereto
for the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

The Descartes Systems Group Inc., a corporation amalgamated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as managers (the “Managers”), the number of common shares set forth in Schedule I hereto (the “Firm Shares”).  The Company also proposes to issue and sell to the several Underwriters not more than the number of additional common shares, set forth in Schedule I hereto (the “Additional Shares”) if and to the extent that you, as Managers of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares granted to the Underwriters in Section 2 hereof.  The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.”  The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.”  If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

The Company meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multi-jurisdictional or local instruments applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island and Saskatchewan (collectively with Ontario, the “Qualifying Provinces”), including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Qualifying Provinces pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”).  The Company has filed a preliminary short form base shelf prospectus, dated April 10, 2014, and a final short form base shelf prospectus, dated April 16, 2014, in respect of up to US$250,000,000 aggregate principal amount of common shares, preferred shares, debt securities, subscription receipts, warrants and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”); the Reviewing Authority has issued a receipt under National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) in respect of each of such preliminary short form base shelf prospectus and such final short form base shelf prospectus (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a Receipt has been obtained, and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”).  The

Canadian preliminary prospectus supplement relating to the offering of the Shares, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures and the other Canadian Securities Laws on June 23, 2014, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Shares, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”).  The Company has filed a registration statement on Form F-10 (File No. 333-195183) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on June 23, 2014, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus.  Any reference in this Agreement to the Registration

Statement, the Base Prospectuses, the Preliminary Prospectuses or the Final Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof.  The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Final Prospectuses shall include all documents subsequently filed or furnished by the Company with or to the Canadian Qualifying Authorities (as defined below) and the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the documents and pricing information set forth opposite the caption “Time of Sale Prospectus” in Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.  For the purposes of this Agreement, “Marketing Materials” means, collectively: (a) the template version (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) of the management presentation dated June 23, 2014 approved in writing by the Company and the Managers (the “Management Presentation”), and (b) the template version of any other marketing materials (as defined in NI 41-101) other than the Management Presentation used in respect of the offering of Shares pursuant to this Agreement approved as contemplated in Section 6(l) of this Agreement.

1.                                      Representations and Warranties.  The Company represents and warrants to and agrees with each of the Underwriters that:

(a)                                 The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission.

(b)                                 No order suspending the distribution of the Shares or any other securities of the Company has been issued by any Canadian securities regulatory authority in any of the Qualifying Provinces (collectively, the “Canadian Qualifying Authorities”) and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with.

(c)                                  The Canadian Preliminary Prospectus, at the time of filing thereof, complied, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, at the time of filing thereof, did not, and the Canadian Final Prospectus as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, at the time of filing thereof, constituted, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Shares; except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Canadian Preliminary Prospectus and Canadian Final Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein.

(d)                                 (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Prospectus and Canadian Final Prospectus complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Prospectus does not and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the U.S. Final Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein.

(e)                                  The Company is a reporting issuer under the securities laws of each of the Qualifying Provinces that recognizes the concept of reporting issuer, is not in default under applicable Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian securities regulatory authorities in each such Qualifying Province that maintains such a list; the Company is subject to the reporting requirements of the Exchange Act and is current in its filings thereunder; the Company is in compliance, in all material respects, with its obligations under the rules of the Toronto Stock Exchange (the “TSX”) and the NASDAQ Global Market (the “NASDAQ”); and the Company has not filed any confidential material change reports which remain confidential at the date hereof.

(f)                                   The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act.  Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(g)                                  The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and capacity to own its property and to conduct its business as described in the Time of Sale Prospectus and the Final Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(h)                                 The subsidiaries of the Company identified in Schedule III hereto (each a “Material Subsidiary” and collectively, the “Material Subsidiaries”) are the only subsidiaries of the Company that are material to the Company.  Each Material Subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and capacity to own its property and to conduct its business as described in the Time of Sale Prospectus and the Final Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; all of the issued shares of capital stock of each Material Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company or one or more of the other Material Subsidiaries, free and clear of all liens, encumbrances, equities or claims.

(i)                                     This Agreement has been duly authorized, executed and delivered by the Company.

(j)                                    The authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Final Prospectuses.

(k)                                 The Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(l)                                     The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of the Shares will not be subject to any preemptive or similar rights.

(m)                             The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable law or the articles of amalgamation or by-laws of the Company or any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares.

(n)                                 The Company and each Material Subsidiary has all requisite power and capacity, and all necessary consents, approvals, authorizations, orders, registrations or qualifications with and from all regulatory and other legal or governmental bodies or agencies required to conduct its business as presently conducted as disclosed in the Time of Sale Prospectus and the Final Prospectuses, except to the extent that failure to have such consents, approvals, authorizations, orders, registrations or qualifications would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(o)                                 There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus and the Final Prospectuses.

(p)                                 There are no legal or governmental proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and the Final Prospectuses, and proceedings that would not reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus and the Final Prospectuses or (ii) that are required to be described in the Registration Statement or the Canadian Base Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Canadian Base Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(q)                                 The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Final Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(r)                                    The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, U.S. and Canadian federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(s)                                   There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties for compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole.

(t)                                    There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act or a prospectus under Canadian Securities Laws with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement or qualified pursuant to the Canadian Final Prospectus.

(u)                                 Neither the Company nor any of its subsidiaries or affiliates, nor any director, officer, or employee, nor, to the Company’s knowledge, any agent or representative of the Company or of any of its subsidiaries or affiliates, (i) has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; or (ii) has made any direct or indirect unlawful payment to any foreign or domestic government official, “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”)), or employee from corporate funds, in each case of (i) and (ii), in violation of the FCPA; or has violated or is in violation of any provision of the FCPA, U.K. Bribery Act 2010, as amended, or any other applicable anti-bribery statute or regulation; and the Company and its subsidiaries and affiliates have conducted their businesses in compliance with the FCPA, U.K. Bribery Act 2010, and all other applicable anti-corruption laws and regulations, and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(v)                                 The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering Act) (Canada) and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(w)                               (i)  Neither the Company nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A)  the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)  located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan and Syria).

(ii)  The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)  to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)  in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)                               Except as disclosed to the Underwriters, for the past 5 years, the Company and its subsidiaries have not knowingly engaged in, and are not now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(x)                                 The Company and each of its subsidiaries have filed all federal, provincial, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole) and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not have a material adverse effect on the Company and its subsidiaries taken as a whole, or, except as currently being contested in good faith and for which reserves required by U.S. GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which would reasonably be expected to be determined adversely to the Company or its subsidiaries and which would reasonably be expected to have) a material adverse effect on the Company and its subsidiaries, taken as a whole.

(y)                                 The Company maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonably assurance that transactions recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and the receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that have a material adverse effect on the financial statements.  Except as described in the Time of Sale Prospectus and the Final Prospectuses, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z)                                  The Company and/or its subsidiaries own or possess sufficient rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, trade secrets and other similar rights reasonably necessary for the conduct of their respective businesses as currently conducted, and, to the Company’s knowledge, the conduct of their respective businesses does not conflict with any such rights of others except in each case as would not reasonably be expected to result in a material adverse effect on the Company and its subsidiaries, taken as a whole.  The Company and its subsidiaries have not received any notice of any claim of infringement, misappropriation or conflict with any such rights of others that would reasonably be expected to result in a material adverse effect on the Company and its subsidiaries, taken as a whole.

(aa)                          There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement by the Company.

(bb)                          No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an underwriter to U.S. residents.

(cc)                            The Company is, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(dd)                          Computershare Investor Services Inc. at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares, and Computershare Trust Company, Inc., at its principal office in Denver, Colorado is the duly-appointed U.S. co-transfer agent of the Company with respect to the Common Shares.

(ee)                            Deloitte LLP, who have audited the consolidated financial statements of the Company and its subsidiaries, and whose reports are incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Final Prospectuses, are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and Deloitte LLP.

(ff)                              Neither the Company nor its subsidiaries has any securities that are rated by a “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

2.                                      Agreements to Sell and Purchase.  The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective numbers of Firm Shares set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Shares set forth in Schedule I hereto at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares.  You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of the Final Prospectuses.  Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased.  Each purchase date must be at least one full business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice.  Additional Shares may be purchased as provided in Section 4 hereof solely for the purpose of covering the Underwriters’ over-allocation position as at the Closing Date.  On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

3.                                      Public Offering.  The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares in the United States and Canada, either directly or through their respective broker-dealer affiliates upon the terms set forth in the Time of Sale Prospectus and the Final Prospectuses as soon after this Agreement has become effective as in your judgment is advisable.  The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Time of Sale Prospectus and the Final Prospectuses and prior to the commencement of the public offering you reasonably expected that the Shares would be sold primarily in the United States.

4.                                      Payment and Delivery.  Payment for the Firm Shares shall be made to the Company in Federal or other funds immediately available in New York City on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated in writing by you.  The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the tenth business day thereafter, as may be designated in writing by you.

The Firm Shares and the Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

5.                                      Conditions to the Underwriters’ Obligations.  The several obligations of the Underwriters are subject to the following conditions:

(a)                                 Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus and the Final Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus and the Final Prospectuses.

(b)                                 The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(c)                                  The Underwriters shall have received on the Closing Date an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel, where such counsel deems such delivery proper, as to the laws of any Qualifying Province other than the provinces of Ontario, Alberta and British Columbia), dated the Closing Date, to the effect that:

i.                                          each of the Company and Descartes Systems (Canada) Inc. (the “Canadian Subsidiary”) is incorporated and existing under the laws of the jurisdiction of its incorporation, has the corporate power and capacity to own its property and to conduct its business as described in the Preliminary Prospectuses and the Final Prospectuses;

ii.                                       the Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable;

iii.                                    the Company is the registered holder of all of the issued and outstanding share capital of the Canadian Subsidiary;

iv.                                   the Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights under the Canada Business Corporations Act or, to such counsel’s knowledge, any agreement or instrument to which the Company is party or bound;

v.                                      the outstanding Common Shares are listed on the TSX and the Shares have been conditionally approved for listing on the TSX;

vi.                                   this Agreement has been duly authorized and, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, executed and delivered by the Company;

vii.                                the execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of applicable Canadian federal law or the laws of the Province of Ontario, or the articles of amalgamation or by-laws of the Company or, to such counsel’s knowledge, any agreement or other instrument governed by the laws of the Province of Ontario and binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or, to such counsel’s knowledge, any judgment, order or decree of any governmental body, agency or court having jurisdiction under the laws of the Province of Ontario or federal laws of Canada over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency having jurisdiction under the laws of the Province of Ontario or federal laws of Canada is required for the performance by the Company of its obligations under this Agreement;

viii.                             subject to the qualifications and limitations set out therein, the summary of matters included in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under the captions “Service of Process and Enforceability of Civil Liabilities”, “Description of Share Capital”, “Description of Common Shares”

and “Purchasers’ Statutory and Contractual Rights” and in the Registration Statement under the caption “Part II — Information Not Required to Be Delivered to Offerees or Purchasers — Indemnification”, in each case is a fair summary in all material respects of such matters, and the statements set out in the Canadian Preliminary Prospectus and Canadian Final Prospectus under the caption “Certain Income Tax Considerations — Canada,” subject to the limitations, assumptions and qualifications therein and relying upon a certificate of the Company as to certain factual matters, constitute an accurate summary of the principal Canadian federal income tax considerations generally applicable to investors described therein;

ix.                                   such counsel does not represent the Company or any of its subsidiaries in respect of any legal or governmental proceedings pending or threatened under the federal laws of Canada or the laws of the Province of Ontario to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject that are required to be described in the Preliminary Prospectuses or the Final Prospectuses and are not so described;

x.                                      the Canadian Final Prospectus and each of the documents incorporated by reference in the Canadian Final Prospectus or any amendment or supplement thereto made by the Company (except for the financial statements, the notes thereto, and the related schedules and other financial accounting and statistical information included therein as to which such counsel need not express any belief), when they were filed with the Canadian Qualifying Authorities, appear on their face to have complied as to form in all material respects with the requirements of applicable Canadian Securities Laws;

xi.                                   the Company is a “reporting issuer” under the securities legislation of each of the Qualifying Provinces and is not on the list of defaulting issuers maintained under such legislation, if any;

xii.                                all necessary corporate action has been taken by the Company to authorize the filing of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Reviewing Authority and the other Canadian Qualifying Authorities;

xiii.                             all necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement with the Commission;

xiv.                            all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company under Canadian Securities Laws to qualify the Shares for distribution and sale to the public in the Qualifying Provinces through persons who are registered in the appropriate category of registration under Canadian Securities Laws and who have complied with the relevant provisions of such Canadian Securities Laws;

xv.                               in any proceeding in a court of competent jurisdiction in the Province of Ontario (a “Canadian Court”) for the enforcement of this Agreement, the Canadian

Court would apply the law of the State of New York (“New York law”) in accordance with the parties’ choice of law in this Agreement to all issues which under the laws of the Province of Ontario are to be determined in accordance with the parties’ choice of law in this Agreement, provided that:

(a)                                 the parties’ choice of New York law is bona fide and legal and there is no reason for avoiding the choice on the grounds of Ontario public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein (collectively, “Ontario Law”); and

(b)                                 in any such proceeding, and notwithstanding the parties’ choice of law, the Canadian Court;

(A)                               will not take judicial notice of the provisions of New York law but will only apply such provisions if they are pleaded and proven by expert testimony;

(B)                               will apply Ontario Law that under Ontario Law would be characterized as procedural and will not apply New York law that under Ontario Law would be characterized as procedural;

(C)                               will apply provisions of Ontario Law that have overriding effect;

(D)                               will not apply New York law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Ontario public policy, as that term is understood under Ontario Law; and

(E)                                will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed,

and such counsel has no reason to believe that the parties’ choice of law in this Agreement (except as to provisions of this Agreement providing for indemnity or contribution, in respect of which no opinion is expressed) would be contrary to public policy, as that term is understood under Ontario Law;

xvi.                            in an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, a Canadian Court would give effect to the appointment by the Company of CT Corporation as its agent for service in the United States of America under this Agreement, and to the provisions in this Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court; and

xvii.                         a Canadian Court would give a judgment based upon a final and conclusive in personam judgment of any New York Court for a sum certain, obtained against the Company with respect to a claim arising out of this Agreement (a “New York Judgment”), without reconsideration of the merits provided that:

(a)                                 an action to enforce the New York Judgment must be commenced in the Canadian Court within any applicable limitation period;

(b)                                 the Canadian Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(c)                                  the Canadian Court will render judgment only in Canadian dollars; and

(d)                                 an action in the Canadian Court on the New York Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

subject to the following defences:

(e)                                  the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(f)                                   the New York Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(g)                                  the New York Judgment is contrary to Ontario public policy, as that term is understood under Ontario Law, or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and

(h)                                 the New York Judgment has been satisfied or is void or voidable under New York Law.

The opinion of Canadian counsel for the Company described in Section 5(c) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(d)                                 The Underwriters shall have received on the Closing Date an opinion of Bingham McCutchen LLP, U.S. counsel for the Company, dated the Closing Date, to the effect that:

i.                            each of Descartes U.S. Holdings, Inc., Flagship Customs Services Inc.,  and Descartes Systems Group Inc. (together, the “U.S. Subsidiary Corporations”)  is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation.  Descartes Systems (USA) LLC (together, with the U.S. Subsidiary Corporations, the “U.S. Subsidiaries”, and each, a “U.S. Subsidiary”) is validly existing as a limited liability company under the laws of its jurisdiction of organization.  Each U.S. Subsidiary has the corporate or limited liability company, as applicable, power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and the Final Prospectuses.  The Descartes Systems Group Inc. is the registered holder of all of the issued and outstanding capital stock of Descartes U.S. Holdings, Inc.  Descartes U.S. Holdings, Inc. is the registered holder of all of the issued and outstanding capital stock or limited liability company interests, as applicable, of Flagship Customs Services Inc., Descartes Systems (USA) LLC and Descartes Systems Group, Inc.;

ii.                         the performance by the Company of its obligations under this Agreement will not violate any law, rule or regulation of the State of New York, or any federal law of the United States of America that in our experience is normally applicable to business corporations in relation to transactions of the type contemplated by this Agreement, provided that we express no opinion as to federal or state securities laws;

iii.                      this Agreement has been duly executed and delivered by the Company to the extent that execution and delivery are matters governed by the laws of the State of New York;

iv.                     no consent, approval, authorization or order of, or qualification with, any U.S. governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required under the Securities Act or the Blue Sky laws of the various states, and any consents, approvals, authorizations, orders or qualifications as may be required under the rules and regulations of the NASDAQ or the Financial Industry Regulatory Authority, in connection with the offer and sale of the Shares;

v.                        the statements included in the Time of Sale Prospectus and the Final Prospectus under the caption “Certain Income Tax Considerations - United States,” insofar as such statements constitute summaries of matters of United States federal income tax law, fairly summarize the matters described therein in all material respects;

vi.                     the submission by the Company to the non-exclusive jurisdiction of the United States federal and New York state courts located in the State of New York pursuant to this Agreement is effective, and the appointment of the agent for service of process pursuant to Section 14 of this Agreement is binding on the Company.  Such counsel may note that a court of the State of New York or the United States of America sitting in New York County has the power to decline to hear an action based on this Agreement on the ground that the State of New York is an inconvenient forum;

vii.                  the Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Time of Sale Prospectus and Final Prospectuses will not be, required to register as an investment company under the Investment Company Act of 1940, as amended; and

viii.               the Registration Statement and the U.S. Final Prospectus (except for the financial statements, the notes thereto, and the related schedules and other financial accounting and/or statistical information included therein or omitted therefrom, as to which such counsel need not express any opinion), as of their respective dates, appear on their face to have complied as to form, in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder, and the Form F-X, as of its date, appears on its face to have complied as to form in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

In addition, such counsel shall state in a separate letter that nothing has come to the attention of such counsel that causes such counsel to believe that (A) the Registration Statement, when such part became effective, or the prospectus included therein (except for the financial statements, the notes thereto, and the related schedules and other financial, accounting and/or statistical information included therein as to which such counsel need not express any belief) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) the Time of Sale Prospectus (except for the financial statements, the notes thereto, and the related schedules and other financial, accounting and/or statistical information included therein, as to which such counsel need not express any belief) as of 4:00 p.m. Eastern Time on June 26, 2014 contained any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (C) the U.S. Final Prospectus (except for the financial statements, the notes thereto, and the related schedules and other financial, accounting and/or statistical information included therein, as to which such counsel need not express any belief) as amended or supplemented, if applicable, as of its date and as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The opinion of U.S. counsel for the Company described in Section 5(d) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(e)                                  The Underwriters shall have received on the Closing Date an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Closing Date, covering the matters referred to in Sections 5(d)(iii) and 5(d)(v) (but only as to the statements in each of the Time of Sale Prospectus and the U.S. Final Prospectus

under “Underwriting” and a separate letter covering the matters set forth in the paragraph immediately following Section 5(d)(viii) above).

(f)                                   The Underwriters shall have received on the Closing Date an opinion of Osler Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, dated the Closing Date, covering the matters referred to in Sections 5(c)(iv), 5(c)(vi) and 5(c)(viii) (but only as to the statements in each of the Preliminary Prospectuses and Final Prospectuses under “Service of Process and Enforceability of Civil Liabilities,” “Description of Share Capital,” and “Description of Common Shares”).

With respect to the matters in the separate letter referred to above, U.S. counsel for the Company may state that their statements and beliefs are based upon their participation in the preparation of the Registration Statement, the Time of Sale Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto and review and discussion of the contents thereof, but are without independent check or verification, except as specified.  With respect to the matters in the separate letter referred to above, Skadden, Arps, Slate, Meagher & Flom LLP may state that their statements and beliefs are based upon their participation in the preparation of the Time of Sale Prospectus, the U.S. Final Prospectus, and any amendments or supplements thereto (other than the documents incorporated by reference) and upon review and discussion of the contents of the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus (including documents incorporated by reference), but are without independent check or verification, except as specified.

(g)                                  The Underwriters shall have received at the Closing Date an opinion of local UK counsel with respect to Descartes Systems UK Limited stating that Descartes Systems UK Limited is incorporated and existing in good standing under the laws of the United Kingdom; the Corporation is the registered holder of all of the issued and outstanding capital stock of Descartes Systems UK Limited.

(h)                                 The Underwriters shall have received at the Closing Date an opinion of local Belgium counsel with respect to Descartes Systems (Belgium) N.V. and DSGX Belgium BVBA, stating that Descartes Systems (Belgium) N.V. and DSGX Belgium BVBA are each incorporated and existing in good standing under the laws of Belgium; DSGX Belgium BVBA and Descartes Systems Europe B.V. are the registered holders of all of the issued and outstanding capital stock of Descartes Systems (Belgium) N.V.; Descartes Systems Group AB and Descartes Systems Europe B.V. are the registered holder of all of the issued and outstanding capital stock of DSGX Belgium BVBA.

(i)                                     The Underwriters shall have received at the Closing Date an opinion of local Norway counsel with respect to KSD Software Norway A/S, stating that KSD Software Norway A/S is incorporated and existing in good standing under the laws of Norway; Descartes Systems Europe B.V. is the registered holder of all of the issued and outstanding capital stock of KSD Software Norway A/S.

(j)                                    The Underwriters shall have received at the Closing Date an opinion of local Netherlands counsel with respect to InterCommIT B.V. and Descartes Systems

Europe B.V., stating that InterCommIT B.V. and Descartes Systems Europe B.V.  are incorporated and existing in good standing under the laws of the Netherlands; Descartes Systems Europe B.V. is the registered holder of all of the issued and outstanding capital stock of InterCommIT B.V.; the Corporation is the registered holder of all of the issued and outstanding capital stock of Descartes Systems Europe B.V.

(k)           The Underwriters shall have received at the Closing Date an opinion of local Sweden counsel with respect to Descartes Systems Group AB stating that Descartes Systems Group AB is incorporated and existing in good standing under the laws of Sweden; the Corporation is the registered holder of all of the issued and outstanding capital stock of Descartes Systems Group AB.

(l)            The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Deloitte LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Final Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(m)          The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and certain shareholders, officers and directors of the Company relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(n)           Such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of Shares to be sold on the Closing Date and other matters related to the issuance of such Shares.

(o)           The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)      a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)     an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii)    an opinion of Bingham McCutchen LLP, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv)   an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)    an opinion of Osler Hoskin & Harcourt LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(f) hereof;

(vi)   a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from Deloitte LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(l) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than three business days prior to such Option Closing Date; and

(vii)  such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

6.             Covenants of the Company.  The Company covenants with each Underwriter as follows:

(a)           To furnish to you, without charge, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and a signed copy of the Form F-X and to deliver to each of the Underwriters during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Preliminary Prospectuses, the Final Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement or the Canadian Final Prospectus as you may reasonably request.

(b)           Before amending or supplementing the Registration Statement, the Canadian Base Prospectus, the Time of Sale Prospectus or the Final Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c)           To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)           Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities

Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)           If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Final Prospectuses are not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Reviewing Authority and the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus, as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)            If, during such period after the first date of the public offering of the Shares as in the opinion of Canadian and U.S. counsel for the Underwriters the Final Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) are required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Prospectuses in order to make the statements therein, in the light of the circumstances when the Final Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Final Prospectuses to comply with applicable law, forthwith to prepare, file with the Reviewing Authority and the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Final Prospectuses so that the statements in the Final Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Final Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) are delivered to a purchaser, be misleading or so that the Final Prospectuses, as amended or supplemented, will comply with applicable law.

(g)           To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.

(h)           To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this

Agreement which shall satisfy the provisions of the last paragraph of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)            Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s Canadian and U.S. counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, the Final Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission or the Canadian Qualifying Authorities relating to the Shares, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the reasonable and documented cost of printing or producing any Blue Sky or Legal Investment memorandum, in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of U.S. counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable and documented fees and disbursements of U.S. counsel to the Underwriters incurred in connection with any review of the terms of the offering of the Shares or compliance with the rules of the Financial Industry Regulatory Authority, not to exceed U.S. $10,000 in the aggregate, (v) all costs and expenses incident to listing the Shares on the TSX and the NASDAQ, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered with the advance approval of the Company in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section.  It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their Canadian and U.S. counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

(j)            If the 25-month anniversary of the initial effective date of the Registration Statement occurs before all the Shares have been sold by the Underwriters, prior to the 25-month anniversary to file a new Canadian base shelf prospectus and shelf registration statement and to take any other action necessary to permit the public offering of the Shares to continue without interruption; references herein to the Registration Statement shall include the new registration statement declared effective by the Commission.

(k)           If requested by the Managers, to prepare a final term sheet relating to the offering of the Shares, containing only information that describes the final terms of the offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Shares.

(l)            To deliver the Management Presentation to Canadian Qualifying Authorities on or prior to the date hereof in compliance with the requirements of the Canadian Securities Laws.  The Company will file the template version of any Marketing Materials (other than the Management Presentation), if any, approved by the Company and the Managers in the manner contemplated by Canadian Securities Laws with the Canadian Qualifying Authorities not later than the day on which such Marketing Materials are first provided to a potential investor in the offering of Shares pursuant to this Agreement.  Any comparables (as defined in NI 41-101) and all disclosure relating to such comparables shall be redacted (to the fullest extent permitted by Canadian Securities Laws) from the template version of any Marketing Materials filed with the Canadian Securities Commissions pursuant to this Section 6(l) and, where applicable, a complete template version of such Marketing Materials (containing the comparables and related disclosure) shall be delivered to the applicable Canadian Qualifying Authorities by the Company in compliance with Canadian Securities Laws.

(m)          Without the prior written consent of the Manager identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters, not to, during the restricted period set forth in Schedule I hereto (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission or any prospectus with Canadian securities regulators relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.  The foregoing sentence shall not apply to (a) the Shares to be sold hereunder, (b) options or other equity-based award providing holders with the right to purchase Common Shares pursuant to any stock option, stock bonus or other stock plan or arrangement in existence on the date hereof or approved by the board of directors of the Company on or prior to the date hereof, (c) the issuance by the Company of Common Shares upon the exercise of an option, warrant or other equity-

based awards or the conversion of a security outstanding on the date hereof of which has been disclosed in the Registration Statement, the Time of Sale Prospectus, the Final Prospectus or any document incorporated by reference therein, or otherwise duly issued under the Company’s equity compensation plans (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or an Automatic Securities Disposition Plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period; (e) any offer or entry into a contract to sell any Common Shares, options ,warrants or other convertible securities relating to Common Shares, in connection with any bona fide merger, acquisition, business combination, joint venture or strategic or commercial relationship, to a third party or group of third parties (each an “M&A Transaction’), and any public announcement relating to any such offer or entry into a contract, provided that three (3) days’ advance notice of such announcement is provided to you; (f) any issuance of Common Shares, options, warrants or other convertible securities relating to Common Shares, in connection with any M&A Transaction of which you shall have been advised three (3) days in advance, provided that the recipient of such Common Shares, options warrants or other convertible securities relating to Common Shares so issued shall agree to be bound by the restrictions in this paragraph until the expiration of the Restricted Period; provided, that the Company may not offer, sell or issue Common Shares (or securities convertible into, or exercisable or exchangeable for Common Shares) representing more than 5% of the outstanding Common Shares as of the Closing Date in connection with a M&A Transaction pursuant to clauses (e) and (f); (g) the issuance of rights attaching to Common Shares pursuant to the Company’s shareholder rights plan; and (h) the issuance of Common Shares pursuant to the valid exercise of rights pursuant to the Company’s shareholder rights plan.

7.             Covenants of the Underwriters.  Each Underwriter severally covenants with the Company:

(a)           not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter;

(b)           not to provide any potential investor of Shares with any Marketing Materials (other than the Management Presentation) unless a template version of such Marketing Materials has been filed by the Company with the Canadian Qualifying Authorities on or before the day such Marketing Materials are first provided to any potential investor of Shares;

(c)           that any Marketing Materials filed by the Company with the Canadian Qualifying Authorities, and any standard term sheets (as defined in NI 41-101) will only be provided to potential investors in the Qualifying Provinces and the United States; and

(d)           the Underwriters will notify the Company when, in the Underwriters’ opinion, the Underwriters have ceased distribution of the Shares and, promptly after completion of the distribution, and in any case on a business day in the province of Ontario that is no later than 30 days following the date on which the distribution has been completed, will provide the Company, in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Provinces where that breakdown is required by the Canadian Qualifying Authority of that province for the purpose of calculating fees payable to that Canadian Qualifying Authority.

8.             Indemnity and Contribution.  (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Preliminary Prospectuses, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any “road show” as defined in Rule 433(h) under the Securities Act (a “road show”), or the Final Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by the Canadian Final Prospectus not constituting full, true and plain disclosure under applicable Canadian Securities Laws, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein.

(b)           Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement or the Canadian Final Prospectus and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus, road show, or the Final Prospectuses or any amendment or supplement thereto.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by the Manager authorized to appoint counsel under this Section set forth in Schedule I hereto, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b).  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)           To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Shares set forth in the Prospectuses.  The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e)           The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)            The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

9.             Termination.  The Underwriters may terminate this Agreement by notice given by you to the Company, if  after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NASDAQ or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NASDAQ or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by federal (U.S. or Canadian), Canadian provincial or New York State authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Final Prospectuses.

10.          Effectiveness; Defaulting Underwriters.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter.  If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company.  In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Canadian Base Prospectus, in the Time of Sale Prospectus, in the Final Prospectuses or in any other documents or arrangements may be effected.  If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of

Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default.  Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all documented out-of-pocket expenses (including the documented fees and disbursements of their Canadian and U.S. counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

11.          Entire Agreement.  (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company and the Underwriters with respect to the preparation of the Preliminary Prospectuses, the Time of Sale Prospectus, the Final Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

(b)           The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company.  The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

12.          Counterparts.  This Agreement may be signed in two or more counterparts and by facsimile or in portable document format, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

13.          Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

14.          Agent for Service.  By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011 (or any successor) (together with any successor, the “Company Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any U.S. federal or state court in the State of New York, or brought under U.S. federal or state securities laws, and acknowledges that the Company Agent for

Service has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Company Agent for Service (or any successor) and written notice of said service to the Company, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Company Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

15.          Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than United States dollars, the Company will indemnify the Underwriters against any loss incurred by the Underwriters as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which the Underwriters are able to purchase United States dollars with the amount of Judgment Currency actually received by the Underwriters.  The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

16.          Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17.          Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

Very truly yours,

The Descartes Systems Group Inc.

By:	/s/ Michael Verhoeve
Name: Michael Verhoeve
Title: EVP Legal, General Counsel & Corporate Secretary

Accepted as of the date hereof

Morgan Stanley & Co. LLC
Barclays Capital Inc.
GMP Securities L.P.

Acting severally on behalf of themselves
and the several Underwriters named in
Schedule II hereto.

By:	Morgan Stanley & Co. LLC

By:	/s/ Ira H. Cohen
Name: Ira H. Cohen
Title: Managing Director

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	GMP Securities L.P.

By:	/s/ Neil M. Selfe
Name: Neil M. Selfe
Title: Managing Director

SCHEDULE I

Managers:
Morgan Stanley & Co. LLC, Barclays Capital Inc. and GMP Securities L.P.
Managers authorized to release lock- up under Section 6: Morgan Stanley & Co. LLC
Manager authorized to appoint counsel under Section 8(c): Morgan Stanley & Co. LLC
Registration Statement File No.:	333-195183

Time of Sale Prospectus	1.	U.S. Base Prospectus dated April 10, 2014 relating to the Shelf Shares

	2.	The U.S. preliminary prospectus supplement dated June 23, 2014 relating to the Shares

	3.	Identify all free writing prospectuses filed by the Company under Rule 433(d) of the Securities Act: None.

	4.	Orally communicated pricing information: (i) Purchase Price: US$13.50 a share; and (ii) Closing Date: July 2, 2014

Lock-up Restricted Period:	90 days

Title of Shares to be purchased:	Common Shares

Number of Firm Shares:	9,500,000

Number of Additional Shares	1,425,000

Offering Price:	US$13.50 a share

Selling Concession:	US$0.36450 a share

Closing Date and Time:	July 2, 2014, 8:30 a.m.

I-1

Closing Location:	Blake, Cassels & Graydon LLP 199 Bay Street, Suite 4000 Toronto, Ontario MSL 1A9

Addresses for Notices to Underwriters:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Attention: Equity Syndicate Desk, with a copy to the Legal Department

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Fax: (646) 834-8133

Attention: Syndicate Registration

GMP Securities L.P.

145 King Street West, Suite 300

Toronto, ON

M5H 1J8

Fax: (416) 943-6134

Attention: Equity Capital Markets

Address for Notices to the Company:

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, ON

N2V 1C6

Attention: General Counsel

I-2

SCHEDULE II

Underwriter	Number of Firm Shares To Be Purchased
Morgan Stanley & Co. LLC	3,800,000
Barclays Capital Inc.	1,900,000
GMP Securities L.P.	1,900,000
Canaccord Genuity Inc.	760,000
Raymond James Ltd.	380,000
TD Securities Inc.	380,000
William Blair & Company LLC	380,000
Total:	9,500,000

II-1

SCHEDULE III

Descartes Systems (USA) LLC

Flagship Customs Services, Inc.

Descartes Systems Group, Inc.

Descartes U.S. Holdings, Inc.

Descartes Systems UK Limited

InterCommIT B.V.

Descartes Systems Europe B.V.

Descartes Systems (Belgium) NV

DSGX Belgium BVBA

KSD Software Norway AS

Descartes Systems Group AB

III-1

EXHIBIT A

[FORM OF LOCK-UP LETTER]

June [ ], 2014

Morgan Stanley & Co. LLC
Barclays Capital Inc.
GMP Securities L.P.

c/o Morgan Stanley & Co. LLC
1585 Broadway

New York, NY 10036

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, Barclays Capital Inc. and GMP Securities L.P. (the “Managers”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with The Descartes Systems Group Inc., a corporation amalgamated under the Canada Business Corporations Act (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of common shares (the “Shares”) of the Company (the “Common Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending on the earlier of (a) 90 days after the date of the final prospectus supplement (the “Restricted Period”) relating to the Public Offering (the “Prospectus”) and (b) the date of termination of the Underwriting Agreement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (a) transactions relating to the Common Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act or Canadian Securities Laws shall be required or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions, (b) transfers of Common Shares or any security convertible into Common Shares as a bona fide gift, (c) distributions of Common Shares or any security convertible into Common Shares to limited partners or shareholders of the undersigned or (d) transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned or to a charitable trust; provided that in the case of any transfer or distribution pursuant to clause (b), (c) or (d), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Common Shares, shall be required or shall be voluntarily made during the Restricted Period, or (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar automatic plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period[, or (f) following notification of the Company by or on behalf of the Underwriters of completion of the distribution of the Common Shares under the Public Offering (including any “Additional Shares” as defined in the Underwriting Agreement) in accordance with Section 7(d) of the Underwriting Agreement, up to 110,000 Common Shares to be issued to the undersigned by the Company upon the exercise of an option granted to the undersigned on April 2, 2007 under the Stock Option Plan of the Company pursuant to which the undersigned is entitled to purchase 175,000 Common Shares for C$5.05 per share and the related share appreciation rights](1).  In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s of Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Notwithstanding anything herein to the contrary, if the closing of the Public Offering has not occurred prior to August 1, 2014, this agreement shall automatically terminate and be of no further force or effect.

(1)    Clause (f) applicable to lock-up agreement to be executed and delivered by Stephanie Ratza.

Very truly yours,

(Name)

(Address)